Prudential Global Short Duration High Yield Fund, Inc.
Semi-Annual period ending 1-31-18

SUB-ITEM 77-C
Submission of Matters to a Vote of Security Holders

An Annual Meeting of Stockholders was held on March 9, 2018. At such meeting the stockholders elected the following Class III
Directors:

Approval of Directors

Class III               Affirmative Votes   Shares Against/
                             Cast              Withheld

Scott E. Benjamin         30,100,848.600     558,020.000
Linda W. Bynoe            30,012,567.600     646,301.000
Laurie Simon Hodrick      30,034,600.600     646,268.000
Michael S. Hyland, CFA    30,017,044.600     641,824.000